FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: May 12, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

INDEX TO EXHIBITS

1	Banro Corporation’s Consolidated Financial Statements for period ended March 31, 2008

2	Banro Corporation’s Interim Management's Discussion and Analysis - First Quarter 2008

3	Certification of Chief Executive Officer (Form 52-109F2)

4	Certification of Chief Financial Officer (Form 52-109F2)

EXHIBIT 1

Consolidated Financial Statements

March 31, 2008

(Expressed in U.S. dollars)

Banro Corporation

Consolidated Financial Statements

March 31, 2008

(Expressed in U.S. dollars)

Contents

Notice to Reader	3

Consolidated Financial Statements

Balance Sheets	4

Statements of Operations and Other Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Summary of Significant Accounting Policies	8-11

Notes to Financial Statements	12-23

NOTICE TO READER

These interim consolidated financial statements of Banro Corporation as at and for the three month period ended March 31, 2008 have been prepared by management of Banro Corporation. The auditors of Banro Corporation have not audited or reviewed these interim consolidated financial statements.

Banro Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	March 31, 2008 (unaudited)	December 31, 2007 (audited)
Assets

Current
Cash	$ 4,632,175	$ 2,167,013
Short term investments (Note 2)	18,899,744	29,762,591
Accounts receivable and prepaid expenses	457,927	414,572

	23,989,846	32,344,176

Investment (Note 3)	9,304,701	3,507,960
Property, plant and equipment (Note 4)	1,059,474	916,880
Deferred exploration expenditures (Note 5)	72,192,215	64,087,344

	$ 106,546,236	$ 100,856,360

Liabilities and Shareholders’ Equity

Current
Accounts payable	$ 3,519,339	$ 3,597,956

Commitments and guarantees (Note 8 and 11)

Shareholders’ equity
Share capital	138,249,689	136,593,491
Contributed surplus	14,060,296	14,000,674
Accumulated other comprehensive income	6,314,567	503,570
Deficit	(55,597,655)	(53,839,331)

	103,026,897	97,258,404

	$ 106,546,236	$ 100,856,360

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

 Banro Corporation

Consolidated Statements of Operations and Other Comprehensive Loss

(Expressed in U.S. dollars)

(unaudited)

For the Three Months ended March 31	2008	2007

Expenses
Professional fees	$ 132,842	$ 206,309
Consulting fees	687	24,834
Office and sundry	260,428	254,310
Salary	459,523	308,513
Employee stock based compensation	360,776	1,752,239
Travel	215,556	175,457
Shareholder relations and promotion	147,314	131,408
Directors fees	25,000	22,500
Interest and bank charges	6,202	3,700
Amortization	9,297	5,105
Foreign exchange loss (gain)	381,115	(197,926)

	(1,998,740)	(2,686,449)
Interest income	254,672	565,511

Loss from operations	(1,744,068)	(2,120,938)

Share of equity loss of BRC DiamondCore Ltd. (Note 3)	(14,256)	(50,977)
Gain on dilution of interest in BRC DiamondCore Ltd. (Note 3)	-	1,116,561

Net loss and comprehensive loss for the period	$ (1,758,324)	$ (1,055,354)

Loss per share (Note 6(c))	$ (0.04)	$ (0.03)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

 Banro Corporation

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollars)

(unaudited)

	Number of Shares	(Note 6) Amount	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit
December 31, 2005	32,711,688	$ 77,725,794	$ 5,407,283	$ 23,449	$ (46,465,151)
Share of BRC contributed surplus	-	-	179,759	-	-
Issuance of stock options	-	-	3,228,511	-	-
Options exercised or forfeited	1,512,949	5,521,674	(1,941,702)	-	-
Issued during the year (Note 6 (b)	4,376,000	46,934,352	-	-	-
Translation of equity investment	-	-	-	(16,165)	-
Net loss for the year	-	-	-	-	(3,058,375)

December 31, 2006	38,600,637	$ 130,181,820	$ 6,873,851	$ 7,284	$ (49,523,526)
Fair value adjustment on investment available-for-sale on January 1, 2007	-	-	-	(18,825)	-
Share of BRC contributed surplus	-	-	333,270	-	-
Issuance of stock options	-	-	9,751,397	-	-
Options exercised or forfeited	1,259,500	6,411,671	(2,957,844)	-	-
Reversal of fair value upon disposition of investment available-for-sale	-	-	-	18,825	-
Translation of equity investment	-	-	-	496,286	-
Net loss for the year	-	-	-	-	(4,315,805)

December 31, 2007	39,860,137	$ 136,593,491	$ 14,000,674	$ 503,570	$ (53,839,331)
Fair value adjustment on investment available-for-sale on February 11, 2008	-	-	-	14,226,577	-
Issuance of stock options	-	-	471,015	-	-
Options exercised or forfeited	300,000	1,656,198	(411,393)	-	-
Fair value adjustment on investment available-for-sale on March 31, 2008	-	-	-	(8,415,580)	-
Net loss for the period	-	-	-	-	(1,758,324)

March 31, 2008	40,160,137	$ 138,249,689	$ 14,060,296	$ 6,314,567	$ (55,597,655)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

 Banro Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

(unaudited)

For the Three Months ended March 31	2008	2007

Cash provided by (used in)

Operating activities
Net loss for the period	$ (1,758,324)	$ (1,055,354)
Adjustments to reconcile loss to net cash
provided by operating activities
Unrealized foreign exchange loss (gain)	-	(197,926)
Share of equity loss	14,256	50,977
Gain on dilution of interest	-	(1,116,561)
Value of options issued (Note 6(b))	360,776	1,105,403
Amortization	9,297	5,105
Accrued interest	487,238	435,116
Changes in non-cash working capital
Accounts receivable and prepaid expenses	(43,355)	63,329
Accounts payable	(78,617)	(2,122,560)

	(1,008,729)	(2,832,471)
Investing activities
Acquisition of property, plant and equipment	(288,330)	(55,457)
Short term investments	10,375,609	1,876,641
Investment and advances to BRC DiamondCore Ltd.	-	(13,783)
Investment and advances to Loncor	-	(2,670)
Deferred exploration expenditures (Note 5)	(7,858,194)	(4,368,756)
	2,229,085	(2,564,025)
Financing activities
Common shares issued on exercise of stock options for cash	1,244,806	4,169,876

Effect of foreign exchange on cash held in foreign currency	-	197,927
Net increase (decrease) in cash during the period	2,465,162	(1,028,693)
Cash, beginning of period	2,167,013	5,962,993
Cash, end of period	$ 4,632,175	$ 4,934,300

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

 Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

Nature of Business

Banro Corporation's (the "Company") business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the "Congo"). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Furniture and fixtures	-	20% declining balance basis
Office equipment	-	Straight line over four years
Vehicles	-	Straight line over four years
Communication equipment	-	Straight line over four years
Field camps	-	Straight line over four years
Surveying equipment	-	Straight line over four years
Geochemistry	-	Straight line over four years
Field equipment	-	Straight line over four years
Leasehold improvements	-	Straight line over five years

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

 Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

Foreign Currency Translation

These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for amortization which is translated at its corresponding historical rate. Realized exchange gains and losses are included in the consolidated statements of operations and other comprehensive loss.

Deferred Exploration

Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options

The Company has a stock option plan, which is described in Note 6(b). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is recorded as an expense in the period at the earlier of the completion of performance and the date the options are vested using the fair value method. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Asset Retirement Obligations

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

 Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

Financial Instruments – recognition

and measurement

Held-for-trading Financial Instruments which include cash and cash equivalents are initially measured at fair value and changes in fair value are recognized in net income for the period.

Loans and receivables, held-to-maturity Financial Instruments and Other Financial Instruments are initially measured at fair value and subsequently measured at amortized cost. Gains or losses resulting from revaluation and impairment write-downs are recognized in net income for the period. The Company’s short term investments are classified as held-to maturity. Accounts receivable and prepaid expenses are classified as loans and receivables while accounts payable and accrued liabilities are classified as other financial liabilities.

Available-for-sale Financial Assets, which include the Company’s investment in BRC DiamondCore Ltd., are initially and subsequently recorded at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Income Taxes

The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantially enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions include those related to the recoverability of deferred exploration expenditures.

 Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

Variable Interest Entities

Variable Interest Entities (“VIE's”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns. The Company currently does not have any VIE's.

Future Accounting Standards

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for accounting standards in Canada under which the current accounting standards for public companies in Canada are expected to converge with IFRS by the end of year 2011. The Company will continue to monitor the developments in regards to the AcSB’s plan and has not yet determined the impact of these prospective changes on the consolidated financial statements of the Company.

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible assets, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating and has not yet determined the impact of the adoption of this standard, if any, on its consolidated financial statements.

 Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

1.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

2.	Short Term Investments

The Company has invested in US$ commercial paper and discount notes with interest rates varying from 3.25% to 3.55%, maturities up to May 5, 2008 and a market value of $11,057,221 and Cdn$ discount notes and bankers acceptance with interest rates varying from 2.60% to 3.60%, maturities up to May 7, 2008 and a market value of $7,845,092 (Cdn$ 8,052,856).

3.	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation)

The Company owns 3,744,032 common shares, representing a 14.55% (December 31, 2007 – 27.43%) equity interest, in BRC DiamondCore Ltd. (“BRC”) with a quoted market value of approximately $9,300,962 (December 31, 2007 - $26,438,856). The principal business of BRC is the acquisition and exploration of diamond properties.

On February 11, 2008, BRC completed the acquisition of all of the outstanding shares of Diamond Core Resources Limited (“Diamond Core”), a South African diamond exploration company. As the consideration for this acquisition, BRC issued to Diamond Core shareholders one common share of the Company for every 24.5 Diamond Core shares held (subject to the rounding of fractional shares), such that BRC now has outstanding approximately 25.74 million shares and, immediately following the completion of the acquisition, former Diamond Core shareholders held approximately 47% of BRC's outstanding shares.

As a result of this transaction, the Company’s equity interest in BRC was reduced to approximately 14.55%. The Company no longer exercises significant influence over the operations of BRC and therefore has reclassified this equity investment as available-for sale. Upon designation as available-for-sale on February 11, 2008, this investment was re-valued at fair value of $17,716,542, resulting in the recognition of an unrealized gain $14,226,577. As at March 31, 2008, the Company recognized an unrealized loss $8,415,581 to adjust the Company’s investment in BRC to its fair market value of $9,300,962 as at March 31, 2008.

Prior to February 11, 2008, the assets and liabilities of BRC were translated in US $ at the period end rate of exchange for the purpose of incorporation in the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation were reported in the consolidated balance sheets under accumulated other comprehensive loss as a separate component of shareholders’ equity.

 Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

4.	Property, Plant and Equipment

March 31, 2008	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 193,900	$ 59,837	$ 134,063
Office equipment	479,238	319,233	160,005
Vehicles	977,447	601,669	375,778
Communication equipment	88,726	38,550	50,176
Field camps	493,334	309,713	183,621
Surveying equipment	105,918	62,283	43,635
Geochemistry	173,186	103,451	69,735
Field equipment	32,011	13,811	18,200
Leasehold improvement	152,470	128,209	24,261

	$ 2,696,230	$ 1,636,756	$ 1,059,474

December 31, 2007	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 167,656	$ 52,781	$ 114,875
Office equipment	474,300	317,463	156,837
Vehicles	772,716	519,335	253,381
Communication equipment	59,417	36,756	22,661
Field camps	488,104	278,880	209,224
Surveying equipment	90,057	55,663	34,394
Geochemistry	171,170	92,627	78,543
Field equipment	32,011	11,810	20,201
Leasehold improvement	152,470	125,706	26,764

	$ 2,407,901	$ 1,491,021	$ 916,880

 Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

5.	Deferred Exploration Expenditures

Deferred Exploration Expenditures
	Three month period ended March 31, 2008	Year ended December 31, 2007	Cumulative from inception in April 1994 to March 31, 2008

Exploration costs	$ 7,858,194	$ 26,027,624	$ 80,759,804
Stock option compensation expense	110,238	3,446,115	6,542,564
Amortization of plant and equipment	136,439	481,495	1,390,905
Deconsolidation of Loncor	-	-	(332,127)

Net expenditures	8,104,871	29,955,234	88,361,146
Effect of exchange rate change	-	-	2,511

	8,104,871	29,955,234	88,363,657
Write-off	-	-	(16,191,442)

	$ 8,104,871	$ 29,955,234	$ 72,172,215

Mineral Rights

	Three month period ended March 31, 2008	Year ended December 31, 2007	Cumulative from inception in April 1994 to March 31, 2008
Mineral rights	$ -	$ -	$ 9,701,194
Write-off	-	-	(9,681,194)

	$ -	$ -	$ 20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Total deferred exploration expenditures, March 31, 2008	$ 72,192,215

Total deferred exploration expenditures, December 31, 2007	$ 64,087,344

Included in total deferred exploration expenditures is a total cost of $328,820 paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.

 Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

6.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares

Unlimited number of preference shares, issuable in series

(b)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. As at March 31, 2008, the Company had 3,390,551 stock options outstanding to acquire common shares at a weighted-average price of Cdn$10.31 per share, expiring at various dates between May 2008 and August 2012.

The following table summarizes information about stock options during the period:

	Number of Options	Weighted average exercise price Cdn$

Outstanding at December 31, 2005	4,297,000	3.70
Exercised	(1,512,949)	(2.90)
Forfeited	(90,000)	(7.61)
Granted	2,117,000	13.90

Outstanding at December 31, 2006	4,811,051	8.36
Exercised	(1,259,500)	(4.21)
Forfeited	(224,000)	(14.63)
Granted	363,000	12.52

Outstanding at December 31, 2007	3,690,551	9.81
Exercised	(300,000)	(4.13)
Outstanding at March 31, 2008	3,390,551	10.31

 Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

6.	Share Capital - (continued)

(b) Stock Options - (continued)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2008:

	Options outstanding and exercisable
Date of grant	Number outstanding at 03/31/08	Options Exercisable at 03/31/08	Exercise price Cdn$	Expiry date

10/16/03	22,500	22,500	2.00	10/16/08
01/21/04	200,000	200,000	3.00	01/21/09
02/03/04	100,000	100,000	3.00	02/03/09
03/16/04	350,000	350,000	4.10	03/16/09
06/24/04	33,000	33,000	4.00	06/22/09
10/06/04	10,000	10,000	4.00	10/06/09
12/14/04	5,000	5,000	4.50	12/14/09
02/11/05	90,000	90,000	4.70	02/10/10
05/02/05	200,000	200,000	5.25	05/02/08
07/19/05	3,750	3,750	5.25	07/19/10
07/20/05	117,801	117,801	5.25	07/20/08
08/31/05	45,000	45,000	6.60	08/31/10
09/09/05	52,500	52,500	6.68	09/09/10
01/25/06	250,000	250,000	11.25	01/25/11
02/06/06	20,000	20,000	11.25	02/06/11
10/24/06	596,000	447,000	13.52	10/24/11
12/18/06	960,000	720,000	15.00	12/18/11
3/29/07	35,000	26,250	15.00	3/29/12
8/24/07	300,000	-	12.00	8/24/12

	3,390,551	2,692,801

2007

During 2007, the Company recognized in the statement of operations as an expense $5,734,295 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $3,446,115 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

 Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

6.	Share Capital - (continued)

(b) Stock Options - (continued)

2008

During the three month period ended March 31, 2008, the Company recognized in the statement of operations as an expense $360,776 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $110,238 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options previously granted based on the following factors:

(i)   risk-free interest rate: 3.83% to 4.23% (2007 – 3.83% to 4.23%)

(ii)  expected volatility: 51.63% to 52.51% (2007 – 51.63% to 52.51%)

(iii) expected life: 5 years (2007 – 5 years)

(iv) expected dividends: $Nil (2007 - $Nil)

A summary of the status of the Company’s non-vested options as at March 31, 2008 and changes during the period is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2007	724,000	$ 6.09
Granted	-	-
Forfeited	-	-
Vested	(26,250)	(5.69)

Non-vested at March 31, 2008	697,750	$ 6.11

(c)	Loss per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the period ended March 31, 2008, amounting to 39,993,104 (March 31, 2007 – 39,312,598) common shares.

Fully diluted loss per share has not been presented since the exercise of the options would be anti-dilutive.

 Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

7.	Related Party Transactions

Directors fees of $25,000 (March 31, 2007 - $22,500) were paid to non-executive directors of the Company.

Legal fees of $95,821 (March 31, 2007 - $169,384), incurred in connection with general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At March 31, 2008, $52,275 (December 31, 2007 - $9,551) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

8.	Lease Commitments

The Company's future minimum lease commitments for office premises as at March 31, 2008 for the following three years are as follows:

2008	$ 94,127
2009	101,371
2010	66,118
$ 261,616

9.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	March 31, 2008	December 31, 2007

Democratic Republic of the Congo – deferred exploration costs	$ 72,192,215	$ 64,087,344
Democratic Republic of the Congo – capital assets	1,020,715	871,577
Canada – capital assets	84,753	45,303
	$ 73,297,683	$ 65,004,224

 Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

10.	Significant Non-cash Transactions

During the period indicated the Company undertook the following significant non-cash transactions:

	Three month period ended March 31, 2008	Year ended December 31, 2007
Amortization included in deferred exploration expenditures	$ 136,439	$ 481,495
Stock option compensation included in deferred exploration expenditures	$ 110,238	$ 3,446,115

11.	Commitments and Guarantees

During 2007 and 2008, the Company agreed to act as guarantor of a Cdn$6,000,000 line of credit facility (the “Facility”) arranged between BRC and RBC Dominion Securities Inc. (the “Lender”). The said guarantee is secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement pursuant to which BRC agreed that it will pay all amounts outstanding under the Facility and terminate the Facility by no later than July 28, 2008.

12.	Financial instruments and risk management

Fair value of financial instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments, accounts payable approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. Significant foreign exchange gain or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

 Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

12.	Financial instruments and risk management (continued)

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short-term investments. Cash as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Mineral property risks

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

13.	Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

 Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

14.   Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For US GAAP the Company has adopted effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

(b)	Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

(c)	Equity Investment

For US GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition as the investee is a self sustaining operation account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars.

(d)	Financial instruments and other comprehensive income

Effective January 1, 2007, the Company adopted CICA accounting standards related to, Comprehensive Income and Financial Instruments. These accounting statements have been adopted on a prospective basis and prior periods have not been restated. The adoption of these standards in Canada eliminated previous US GAAP reconciliations with respect to the recognition and measurement of financial instruments.

 Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

14.   Generally Accepted Accounting Principles in Canada and the United States (continued)

(e)	Recently issued United States Accounting Standards

In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, “Disclosure about Derivatives Instruments and Hedging Activities, an amendment to Statement No. 133”. This statement changes the disclosure requirements for derivatives and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivatives instruments, (b) how derivatives instruments and related hedges items are accounted for under Statement 133 and its related interpretations, and (c) how derivatives instruments and related hedges items affect an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages but does not require comparative disclosures for earlier periods at initial adoption. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial conditions or its results of operations.

The impact of the foregoing on the financial statements is as follows:

Income Statement

For the three months ended March 31	2008	2007

Loss per Canadian GAAP	$ (1,758,324)	$ (1,055,354)
Equity loss adjustment	-	(129,224)
Deferred exploration	(8,104,871)	(5,442,442)

Loss per U.S. GAAP	(9,863,195)	(6,627,020)
Other comprehensive gain(loss) – Cumulative translation adjustment	-	(18,723)
Other comprehensive gain(loss) – Adjustment for shares available for sale	-	(37,650)

Total comprehensive loss	$ (9,863,195)	$ (6,683,393)

Loss per share (basic and diluted)	$ (0.25)	$ (0.17)

 Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

14.   Generally Accepted Accounting Principles in Canada and the United States (continued)

Balance Sheet

	March 31, 2008	December 31, 2007

Total assets per Canadian GAAP	$ 106,546,236	$ 100,856,360
Equity investment	-	(3,926,402)
Deferred exploration	(72,192,215)	(64,087,344)

Total assets per U.S. GAAP	$ 34,354,021	$ 32,842,614

Total liabilities per Canadian and U.S. GAAP	$ 3,519,339	$ 3,597,956

Shareholders’ equity per Canadian GAAP	$ 103,026,897	$ 97,258,404
Equity investment adjustments	-	(3,484,502)
Deferred exploration	(72,192,215)	(64,087,344)
Accumulated other comprehensive loss per U.S. GAAP
Cumulative translation account	-	(441,900)

Total shareholders’ equity per U.S. GAAP	$ 30,834,682	$ 29,244,658

Total liabilities and shareholders’ equity per U.S. GAAP	$ 34,354,021	$ 32,842,614

Cash Flow

For the three months ended March 31	2008	2007

Cash flow provided by (used in)
Operating activities per Canadian GAAP	$ (1,008,729)	$ (2,832,470)
Deferred exploration	(7,858,194)	(4,368,756)
Operating activities per US GAAP	(8,866,923)	(7,201,227)
Investing activities per Canadian GAAP	2,229,085	(2,564,025)
Deferred exploration	7,858,194	4,368,756
Investing activities per US GAAP	10,087,279	1,804,731
Financing activities per Canadian & US GAAP	1,244,806	4,169,876
Effect of foreign exchange on cash	-	197,927
Net increase (decrease) in cash during the period	2,465,162	(1,028,693)
Cash, beginning of the period	2,167,013	5,962,993
Cash, end of the period	$ 4,632,175	$ 4,934,300

EXHIBIT 2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER OF 2008

1

BANRO CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2008

The following management’s discussion and analysis ("MD&A"), which is dated as of May 12, 2008, provides a review of the activities, results of operations and financial condition of Banro Corporation (the "Company") as at and for the three month period ended March 31, 2008, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company as at and for the three month period ended March 31, 2008, together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2007. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, exploration resultsand future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this MD&A and in other public filings of the Company are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition and exploration of gold properties. The Company’s main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold

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projects, Twangiza, Namoya, Lugushwa and Kamituga. As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits (the “Banro Congo PRs”) covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa projects, covering an area of 3,130 square kilometers.

During the first quarter of 2008 and up to the date of this MD&A, the Company continued its exploration activities at Twangiza, Namoya and Lugushwa. Exploration activities at all three projects consisted of core drilling as well as gridding, soil sampling, trenching and rock sampling and geological mapping. No ground exploration was undertaken with respect to the Kamituga project or the Banro Congo PRs. The pre-feasibility studies on Twangiza and Namoya are also continuing and are due for completion in June 2008.

In April 2008, the Company announced further results from the ongoing pre-feasibility, core drilling program at the Company's Twangiza project. This drilling program is part of the pre-feasibility study, with the objective of upgrading Inferred Mineral Resources into the Measured and Indicated categories so that open pit ore reserves can be determined as part of the pre-feasibility study. To accomplish this objective, the Company has increased the number of drill rigs operating at Twangiza to six. Twangiza currently has an estimated Measured Mineral Resource of 1,315,000 ounces of gold (14,510,000 tonnes grading 2.82 g/t Au), Indicated Mineral Resource of 2,558,000 ounces of gold (39,119,000 tonnes grading 2.03 g/t Au) and Inferred Mineral Resource of 2,705,000 ounces of gold (46,188,000 tonnes grading 1.82 g/t Au). Additional information with respect to the Twangiza project is contained in the technical report dated September 13, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

Also in April 2008, the Company announced further results from the ongoing pre-feasibility, core drilling program at the Company's Namoya project. This drilling program is part of the pre-feasibility study, with the objective of upgrading Inferred Mineral Resources into the Measured and Indicated categories, so that open pit ore reserves can be determined as part of the pre-feasibility study. Three core drilling rigs are now in operation at Namoya to complete this drilling. Namoya currently has an estimated Indicated Mineral Resource of 938,800 ounces of gold (8,925,000 tonnes grading 3.27 g/t Au) and Inferred Mineral Resource of 621,500 ounces of gold (7,074,000 tonnes grading 2.73 g/t Au). Additional information with respect to the Namoya project is contained in the technical report dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

Qualified Person

Daniel K. Bansah, the Company's Vice President, Exploration and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this MD&A, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S.

3

registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the three month period ended March 31, 2008, the Company reported a net loss of $1,758,324, or $0.04 per share, compared to a net loss of $1,055,354, or $0.03 per share, reported for the three month period ended March 31, 2007. The following discusses changes in expenses which occurred during the first quarter of 2008 in the categories described below as compared to the first quarter of 2007.

Professional fees

Professional fees, which were mainly legal, audit and accounting fees, decreased to $132,842 during the first quarter of 2008 from $206,309 for the corresponding period in 2007. Legal fees were incurred in connection with the Company's general corporate activities (including compliance with securities regulatory requirements). The decrease in professional fees mainly related to the Company incurring lower legal fees during the first quarter of 2008 as compared to the first quarter of 2007.

Office and sundry

Office and sundry expenses, which did not significantly vary during the first quarter of 2008 compared to the first quarter of 2007, included items such as rent, filing fees, insurance and communication costs. The slight increase of 2%, or $6,118, from $254,310 incurred during the first quarter of 2007 to $260,428 incurred during the same period in 2008, was mainly the combined result of an 11% increase in postage and shipping expenses, a 34% decrease in office rent, a 9% increase in communication costs and a 12% decrease in insurance costs. During the first quarter of 2008, the Company closed its regional office in London, United Kingdom and opened another regional office in Johannesburg, South Africa.

Salaries

Salary expenses increased by 49% to $459,523 for the three month period ended March 31, 2008 from $308,515 for the three month period ended March 31, 2007, due mainly to a general increase in employee annual salary amounts as well as an increased number of employees.

Employee stock-based compensation

The fair value of employee stock-based compensation accrued during the first quarter of 2008 decreased to $360,776 from $1,752,239 accrued during the corresponding period in 2007. Stock-based compensation expense recorded during the first quarter of 2008, was mainly in relation to stock options granted during 2007. No stock options were granted during the first quarter of 2008.

Foreign exchange gain/loss

The Company recorded a foreign exchange loss of $381,115 during the first quarter of 2008, compared to a foreign exchange gain of $197,926 recorded during the first quarter of 2007, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

4

Interest income

The Company’s idle cash is invested in US$ and Cdn$ commercial paper and discount notes. During the three month period ended March 31, 2008, these short term investments generated interest revenue of $254,672 compared to $565,511 generated during the same period in 2007. The decrease in interest revenue is due in part to lower average yield, as well as to a decreased average balance of short term investments outstanding during the period as a result of redemptions of short term investments to finance the Company’s general corporate activities and exploration expenditures during the first quarter of 2008.

Exploration expenditures

During the first quarter of 2008, the Company incurred exploration expenditures of $8,104,871, capitalized as deferred exploration expenditures in the Company’s consolidated balance sheet. The allocation of such exploration expenditures by project was as follows:

Twangiza project	$ 3,659,059
Namoya project	3,128,048
Lugushwa project	1,192,347
Kamituga project	83,693
Banro Congo Mining SARL	41,724

Total	$ 8,104,871

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the first quarter of 2008. This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

	2008	2007	2007	2007
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	$ (1,758,324)	$ (2,440,694)	$ (725,777)	$ (93,980)
Net loss per share	$ (0.04)	$ (0.06)	$ (0.02)	$ (0.00)

	2007	2006	2006	2006
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	$ (1,055,354)	$ (2,449,007)	$ (278,842)	$ (757,158)
Net loss per share	$ (0.03)	$ (0.06)	$ (0.01)	$ (0.02)

The net loss recorded in the first quarter of 2008 decreased to $1,758,324 from $2,440,694 recorded for the fourth quarter of 2007, due mainly to a significant decrease in salary and stock-based compensation expenses. The net loss recorded in the fourth quarter of 2007 was most significantly impacted by the recording of stock-based compensation expense of $1,585,328. In addition, the Company recorded during the fourth quarter of 2007 a significant increase in salary expense due to the year end bonuses paid to employees. During the third quarter of 2007, the net loss increased to $725,777 compared to a net loss of $93,980 incurred in the second

5

quarter of 2007, mostly due to employee stock option compensation of $1,230,127. The net loss during the third quarter of 2007 was also significantly impacted by foreign exchange gain of $1,245,021 as well as by the Company’s share of equity loss ($307,087) of BRC. During the second quarter of 2007, the Company’s net loss decreased to $93,980 compared to a net loss of $1,055,354 reported for the first quarter of 2007. The Company’s results in the second quarter of 2007 were significantly impacted by the recognition of stock-based compensation expense of $1,166,602 (which amount was a significant decrease from the amount recorded during the first quarter of 2007) and a recorded foreign exchange gain of $1,716,754. The Company’s results in the first quarter of 2007 were significantly impacted by the recognition of a gain on dilution of equity interest in BRC of $1,116,561, as well as by the recognition of stock-based compensation expense of $1,752,239. The increase in the net loss recorded in the fourth quarter of 2006 as compared to the third quarter of 2006 was most significantly impacted by the recording during the fourth quarter of 2006 of stock-based compensation expense of $664,773, as well by a foreign exchange loss which increased significantly from the foreign exchange gain recorded during the third quarter of 2006. In addition, the Company recorded during the fourth quarter of 2006 a significant increase in salary expense due to the year end bonuses paid to employees. The net loss incurred during the third quarter of 2006 decreased significantly, compared to the net loss incurred during the second quarter of 2006, due mainly to a general decrease in expenses including stock option compensation expense, consulting fees and shareholder relations and promotions.

Liquidity and Capital Resources

As at March 31, 2008, the Company had cash and short term investments of $23,531,919 compared to cash and short term investments of $31,929,604 as at December 31, 2007. In February and March 2008, the Company received an additional Cdn$1,240,000 from the exercise of 300,000 stock options under the Company’s stock option plan.

During the first quarter of 2008, the Company spent $7,858,194 in exploration expenditures and $288,330 on capital assets to carry on its DRC projects (compared to $4,368,756 in exploration expenditures and $55,457 on capital assets spent during the first quarter of 2007). During the first quarter of 2008, the Company's exploration activities at Twangiza, Lugushwa and Namoya consisted of drilling, gridding, soil sampling, trenching and rock sampling with geological mapping. The pre-feasibility studies on Twangiza and Namoya also continued.

The Company will need to raise additional funds to complete the exploration programs proposed for 2008 and beyond. There is no assurance that such financing will be available on acceptable terms, if at all.

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$ 261,616	$ 94,127	$ 167,489	$ -	$ -

6

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates used in the calculation of the fair value of stock-based compensation. The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted. This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information. Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

The values of all stock options granted were estimated, using the Black-Scholes option-pricing model, based on the following factors:

-	risk-free interest rate: 3.83% to 4.23% (2007 – 3.83% to 4.23%);
-	expected volatility: 51.63% to 52.51% (2007 – 51.63% to 52.51%);
-	expected life: 5 years (2007 – 5 years); and
-	expected dividends: $Nil (2007 - $Nil).

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for accounting standards in Canada under which the current accounting standards for public companies in Canada are expected to converge with IFRS by the end of year 2011. The Company will continue to monitor the developments in regards to the AcSB’s plan and has not yet determined the impact of these prospective changes on the financial statements of the Company.

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible asset, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating and has not yet determined the impact of the adoption of this standard, if any, on its consolidated financial statements.

Financial Instruments

Fair value of financial instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments, and accounts payable approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

7

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. Significant foreign exchange gain or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short-term investments. Cash as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at May 12, 2008, the Company had outstanding 40,482,938 common shares and stock options to purchase an aggregate of 3,067,750 common shares.

Related Party Transactions

Directors fees of $25,000 (March 31, 2007 - $22,500) were paid to non-executive directors of the Company. Legal fees of $95,821 (March 31, 2007 - $169,384), incurred in connection with general corporate matters (including compliance with securities regulatory requirements), were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. As at March 31, 2008, $52,275 (December 31, 2007 - $9,551) owing to this legal firm was included in accounts payable.

During 2007 and 2008, the Company agreed to act as guarantor of a Cdn$6,000,000 line of credit facility (the “Facility”) arranged between BRC and RBC Dominion Securities Inc. (the “Lender”). The said guarantee is secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement pursuant to which BRC agreed that it will pay all amounts outstanding under the Facility and terminate the Facility by no later than July 28, 2008.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

8

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of gold are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from operations. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

There is a degree of uncertainty to the calculation of mineral resources. Until mineral resources are actually mined and processed, the quantity and grade of mineral resources must be considered as estimates only. In addition, the quantity and grade of mineral resources may vary depending on, among other things, metal prices. Any material change in quantity or grade of mineral resources may affect the economic viability of the deposit. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

9

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During the first quarters of 2008 and 2007, the Company recorded a foreign exchange loss of $381,115 and a foreign exchange gain of $197,926, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company's annual information form dated March 28, 2008 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com).

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EXHIBIT 3

Form 52-109F2 - Certification of Interim Filings

I, Michael J. Prinsloo, the Chief Executive Officer and President of Banro Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Banro Corporation, (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 12, 2008.

(signed) *"Michael J. Prinsloo"*
Name: Michael J. Prinsloo
Title: Chief Executive Officer and President

EXHIBIT 4

Form 52-109F2 - Certification of Interim Filings

I, Donat K. Madilo, the Chief Financial Officer of Banro Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Banro Corporation, (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 12, 2008.

(signed) *"Donat K. Madilo"*
Name: Donat K. Madilo
Title: Chief Financial Officer